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[INTERNATIONAL URANIUM LOGO]


May 31, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Mail Stop 7010
Washington, D.C.
20549

VIA FACSIMILE: 1-202-772-9368
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ATTENTION:    JILL S. DAVIS, BRANCH CHIEF
              JONATHAN DUERSCH

RE: INTERNATIONAL URANIUM CORPORATION
    FILE NUMBER 0-24443
    FORM 20-F FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
    SEC COMMENT LETTER DATED APRIL 10, 2006

Dear Ms. Davis and Mr. Duersch:

We provide the following information for your review in response to the subject letter.

FINANCIAL STATEMENTS

Note 5: Long-Term Investments, page F-11

1.   SEC Comment:

     We note your consolidated statement of operations presents a write-down of mineral properties and references to note 6. However, were unable to determine the basis for the write-down or locate the associated disclosure. Please expand your disclosures to describe the mineral properties and the related disclosures required by paragraph 24 of Section 3063 of CICA Handbook.

     Company Response:

     The accounting basis for the write-down of mineral property is detailed in
     (c) Impairment of Long-Lived Assets under Note 2: Summary of Significant Accounting Policies, as follows:

         "Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations."

     Also, we have disclosed the facts and circumstances surrounding the write-down of mineral property in the 2005 Management's Discussion and Analysis ("MD&A") in the RESULTS OF OPERATIONS section under Write-Down of Mineral Property. As disclosed in Note 6, the accounts of Fortress were consolidated at September 30, 2004 but are then accounted for under the equity method at September 30, 2005. The effect of this change for Note 8:
     Mineral Properties is that the mineral properties of Fortress are consolidated for the 2004 table but are then "deconsolidated" for the 2005 table. The Note 6 reference for the write-down of mineral property and the subscript (1) reference for the Mongolian properties in the 2005 table of
     Note 8 draw attention to this fact.

     Regardless, we have addressed the SEC's comment on a go-forward basis in the Company's most recently released interim consolidated financial statements for the six months ended March 31, 2006. A note reference "(Note
     4)" has been added to the write-down line item on the Interim Consolidated Statements of Operations which now reads "Write-down of mineral properties (Note 4)". Further, the following has been added to Note 4: Mineral
     Properties:



Tel.: 604 689 7842    885 W. Georgia Street, Suite 2101    intluranium@namdo.com
Fax: 604 689 4250     Vancouver, BC, Canada V6C 3E8        www.intluranium.com

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         "During the 2005 Period, the Company recorded a write-down of mineral property of $1,869,790 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia."

     For all future quarterly and annual audited financial statement filings, we will ensure that the disclosure will continue to address this comment as required.

Note 24: Material Differences Between Canadian and U.S. GAAP, page 24

2.   SEC Comment:

     We note your disclosure of your sale of your Mongolian exploration properties to Fortress Minerals Corporation ("Fortress") in June 23, 2004 which you have characterized as an asset purchase. We understand that you obtained a 63% ownership in Fortress in exchange for the Mongolian assets transferred. Please explain to us how you concluded that the acquisition of 63% of Fortress would not qualify as a business combination accounted for under the purchase method of accounting for U.S. GAAP purposes or result in a partial step-up in basis of the fair value of the assets exchanged. Please also submit the analysis that you performed under EITF 98-3, as referenced in footnote 4 of SFAS 141, demonstrating that your transaction is indeed an asset purchase, rather than business acquisitions, if that is your view.

     Company Response:

     Under Item 6 of EITF 98-3, the penultimate paragraph ends with the following statement:

         "However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business."

     Additionally, Example 4, Scenario 4 of EITF 98-3 provides an example of an early-stage company that is similar to the Fortress transaction. It also notes the following conclusion:

         "The transferred set's current activities are focused on the development of a business rather than the operation of a business. Because the planned principal operations of the transferred set have not yet commenced, the set is not a business."

     As of the transaction date, the principal activity of Fortress was the exploration of its mineral interests for precious metals, as well as raising capital to support this activity. Its main business objective, which had not been reached, was to locate and mine economically recoverable mineral reserves. Fortress did not have revenue from operations.

     Fortress was focused on the development of its business through its mineral exploration activities, rather than the operation of a business, and its planned principal operations had yet to commence. We therefore concluded that, in accordance with EITF 98-3, Fortress was in the development stage and was presumed not to be a business.

     Since this transaction is not an acquisition of net assets that constitute a business as described in paragraph 9 of SFAS 141: Business Combinations, we further concluded that the provisions under SFAS 141 did not apply. As a result, the Fortress transaction would be considered an acquisition of assets, and not of a business.

3.   SEC Comment:

     We understand from your disclosure on page 48 that you have recorded your investment in Fortress equal to the book value of the assets transferred. Please clarify for U.S. GAAP purposes why you believe the book value of the assets exchanged appropriately accounts for the interest received in Fortress. Please reference the U.S. GAAP literature which supports your accounting.

     Company Response:

     Prior to the release of SFAS 153, which was not applicable to the Fortress transaction, paragraph 21 of APB 29 stated the following:

         "21. Exchanges If the exchange is not essentially the culmination of an earning process, accounting for an exchange of a nonmonetary asset between an enterprise and another entity should be based on the


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         recorded amount (after reduction, if appropriate, for an indicated
         impairment of value) of the nonmonetary asset relinquished. The Board believes that the following two types of nonmonetary exchange transactions do not culminate an earnings process:

         a. An exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, and

         b. An exchange of a productive asset not held for sale in the ordinary course of business for a similar productive asset or an equivalent interest in the same or similar productive asset (similar productive asset is defined in paragraph 3 and examples are given in paragraph 7)."

     In our analysis of this transaction for Canadian GAAP purposes, we referred to paragraphs 3830.08 and 3830.09 of the CICA Handbook which provide the same guidance as paragraph 21 of APB 29 noted above, including the two types of nonmonetary exchange transactions that do not culminate an earnings process.

     Under Canadian GAAP, EIC-81 provides additional guidance as to the applicability of 3830.09(b), which is the same as 21b of APB 29 noted above, specific to nonmonetary transactions in which the transferor receives an equity interest in the transferee. EIC-81 provides, in part, the following guidance:

         "The Committee reached a consensus that, for the purpose of applying CICA 3830.09(b), the transaction is an exchange of a productive asset for a similar productive asset or for an equivalent interest in the same or a similar productive asset only when:

         (a) the transferor's relationship to the asset given up is equivalent to the transferor's subsequent relationship to the asset acquired (the transferee); and

         (b) the asset given up is employed in the same line or lines of business as the line or lines of business of the transferee."

     EIC-81 provides specific examples as to the practical application of criterion (a) of which Situation 1 is very similar to the Fortress transaction. Situation 1 concerns two companies in the same line of business where the first company transfers its interest in several properties to a second company in return for a controlling interest in the second company. Since this example meets both criteria (a) and (b), it concludes that the transaction does not represent the culmination of the earnings process and the first company would measure the transaction at the carrying or recorded amount of the properties given up. Based on EIC-81, we concluded that the Fortress transaction should be recorded at book value under Canadian GAAP.

     For U.S. GAAP purposes, our conclusion was made based on our analysis of paragraph 21 of APB 29 as noted above and we concluded that there was no culmination of the earnings process. In arriving at this conclusion, we also considered the guidance in EITF 01-2 which provides interpretations of APB 29. Accordingly, we reported no U.S. GAAP reconciling items for the Fortress transaction.

Reclamation Obligations

4.   SEC Comment:

     We note your disclosure on page F-15 that you estimate reclamation costs on an undiscounted basis. Please clarify how you have recognized your asset retirement obligation for U.S. GAAP purposes. Refer to paragraph 3 of SFAS 143.

     Company Response:

     Under Canadian GAAP, the reclamation obligations for the Mill have been calculated at fair value as required under CICA Handbook Section 3110:
     Asset Retirement Obligations. Although Note 12: Reclamation Obligations makes reference to the fact that "Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis...", it was not intended to imply that the reclamation obligations of the Mill were on an undiscounted basis. For all future quarterly and annual audited financial statement filings, we will ensure that the disclosure will be clarified to disclose that these reclamation obligations are recorded at fair value when incurred.

     For U.S. GAAP purposes, the fair value analysis of the reclamation obligations for the Mill as required under paragraph 3 of SFAS 143 is the same as that required under Canadian GAAP.


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Commitment and Contingencies

5.   SEC Comment:

     We note that you have detected some chloroform contamination at your Mill site as disclosed on page F-23. Please clarify whether you have accrued an amount related to this event and describe how you have evaluated the likelihood of this liability in terms defined in paragraph 3 of SFAS 5 or paragraph 108 of SOP 96-1 for U.S. GAAP purposes. Additionally, clarify whether you are able to estimate the range of possible loss associated with this contingency.

     Company Response:

     The Company detected some chloroform contamination in the perched groundwater zone at its Mill site. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility, and septic drainfields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. The source and extent of this contamination are currently under investigation, and interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. The costs of pumping contaminated groundwater into the Mill's tailings cells are included in the Mill's operating costs on a current basis.

     In accordance with paragraph 3 of SFAS 5, we determined that in terms of significant remediation expenditures as a result of the chloroform contamination, the likelihood is reasonably possible (defined as "the chance of the future event or events occurring is more than remote but less than likely"). We also reviewed SOP 96-1 and determined that this statement did not apply to the chloroform contamination as there has not been any mandated remediation action required by the Company from the regulatory authorities. Such action would not be required until the State approves the final remediation plan, which has yet to be prepared.

     Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have yet to be determined, therefore the range of possible loss associated with the chloroform contamination is not reasonably estimable at this time. Accordingly, no contingency amount was recorded. To date, the Company has proposed a remedial action with the regulatory authorities under which the outlay would not be material to the financial statements. If the final remediation plan approved by the regulatory authorities requires significant outlays over and above the current operating costs, the Company will record the estimated remediation costs as a liability on its financial statements at that time.

Accumulated Other Comprehensive Income, page F-27

6.   SEC Comment:

     We note your disclosure on page F-7 suggesting that you may denominate assets and liabilities in currencies other than the U.S. dollar. Please clarify whether you have translation adjustments which would be classified in other comprehensive income for U.S. GAAP purposes.

     Company Response:

     Since assets and liabilities denominated in currencies other than the U.S. dollar gave rise only to transactional gains or losses included in the income statement, there were no translation adjustments as described under paragraph 13 of SFAS 52 that would have qualified as a component of comprehensive income in accordance with SFAS 130.

We hope that the foregoing responses adequately address the comments raised by the SEC. The undersigned would be pleased to address any questions that may arise from the foregoing information or any further comments that may arise during the SEC review.

Sincerely,

INTERNATIONAL URANIUM CORPORATION


/s/ Mark Katsumata
Mark Katsumata
Chief Financial Officer


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